Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 19, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	SpringWorks Therapeutics, Inc.

Draft Registration Statement on Form S-1 Submitted June 7, 2019

CIK No. 0001773427

Dear Ms. Aldave,

This letter is confidentially submitted on behalf of SpringWorks Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 7, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated July 3, 2019 addressed to Mr. Saqib Islam (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

Prospectus summary

Ms. Aldave

Securities and Exchange Commission

July 19, 2019

Overview, page 1

1.	To the extent known, please elaborate on the expected timeline for the DeFi trial, including what kind of update you expect to provide in 2020 and how long you expect the trial to last.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it expects the Phase 3 DeFi Trial to last approximately two years; however, as the DeFi Trial is an event-driven trial, exact timing could fluctuate. The DeFi Trial is designed to measure Progression Free Survival (“PFS”) between the control arm (placebo) and the active arm (nirogacestat). Progression is defined in the trial as disease progression (confirmed by central review as measured by RECIST v1.1), and therefore the exact timing of the trial will be driven by the speed at which these events occur in the control arm and the active arm. Once a sufficient number of events has been reached, the primary PFS analysis will be conducted. The trial protocol specifies that, based on the assumption of a 12-month accrual period and a 12-month follow-up period, 51 observed disease progression events will be needed in the trial in order to conduct the primary PFS analysis. The DeFi Trial has also been designed to enable a potential interim analysis, which may occur after fewer disease progression events than those required for the primary PFS analysis. The Company has not committed to conducting an interim analysis and the exact number of events that the Company might deem appropriate for conducting an interim analysis has not been determined at this point. Therefore, while the Company is committed to providing an update on the DeFi Trial in 2020, the exact nature of this update has not yet been determined; such update may include information on enrollment, timing, an interim analysis, and/or other relevant information on the progress of the trial.

Our portfolio, page 2

2.	Please disclose what are the "select international markets" for your Nirogacestat and PD- 0325901 product candidates.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not yet definitively determined the “select international markets” in which the Company plans to file for marketing approval. Such determination will be based on ongoing commercial assessments in the various markets. As such, the Company has chosen not to disclose any specific international markets at this time, given the various factors that will go into such determination and the likelihood that such factors could change between now and the time the Company would ultimately be in a position to file for marketing approval in any such international market.

Ms. Aldave

Securities and Exchange Commission

July 19, 2019

Implications of being an emerging growth company, page 6

3.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Use of proceeds, page 79

4.	We note your disclosure that you intend to use the proceeds of this offering to further the development of your pipeline projects, further develop any additional product candidates that you elect to develop alone or in combination with a partner, expand your internal product development and clinical capabilities, and for working capital and other general corporate purposes. Please specify how far in the development of your pipeline projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise the “Use of Proceeds” section of the Draft Registration Statement once the Company and the underwriters have a proposed aggregate offering size and price range identified to better inform investors about the near-term clinical trials expected to be completed with the net proceeds from the offering, the uncertainty regarding predicting clinical trial costs, and the expectation that additional funding may be required to complete longer-term clinical trials.

Management's Discussion and Analysis of Financial Conditions and Results of Operations Critical Accounting Policies and Estimates

Determination of the Fair Value of Equity-Based Awards, page 100

5.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock/units underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock/units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information with regards to the fair value of the Company’s common stock once the estimated offering price or range has been determined.

Ms. Aldave

Securities and Exchange Commission

July 19, 2019

Business

Phase 2 clinical trial (WI180798), page 113

6.	We note your disclosure on page 113 that the "[r]esponse evaluation was not possible for patient #14." Please disclose why the response evaluation was not possible.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 116 of Amendment No. 1 in response to the Staff’s comment.

BGB-3245 in Genetically Defined BRAF-Mutant Solid Tumors, page 126

7.	Please disclose the company's equity ownership percentage in MapKure as well as its level of board representation. Please also file the service agreement and any material joint venture agreement as exhibits to the registration statement or tell us why you are not required to do so.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 133 of Amendment No. 1 in response to the Staff’s comment to explain that its equity ownership percentage in MapKure is significant but not controlling (an amount greater than 20% but less than 50%). Given the fact that MapKure is a private company and is jointly owned by the Company and its collaboration partner, BeiGene, the Company would prefer not to disclose the exact percentage of its ownership at this time as it does not feel that such percentage is material to investors beyond the ownership range set forth in the revised disclosure in Amendment No. 1. With regards to the MapKure Service Agreement (the “Service Agreement”) and relevant transaction agreements (the “Transaction Agreements”, and together with the Service Agreement, the “MapKure Agreements”), the Company acknowledges the Staff’s comment, but respectfully advises the Staff that it does not view the MapKure Agreements as material agreements and that they would not meet any of the tests set forth in Item 601(b)(10)(ii)(A-D) of Regulation S-K. The Company respectfully submits that the MapKure Agreements do not fall within subsections A, C and D of Item 601(b)(10)(ii). Further, the Company believes that subsection B of Item 601(b)(10)(ii) of Regulation S-K is inapplicable to the MapKure Agreements because the Company’s business is not “substantially dependent” on these agreements. The MapKure collaboration is in a very early stage, having just been initiated in June of 2019, and, to date, no clinical trials have been commenced pursuant to the MapKure collaboration. Further, while the Company’s initial financial outlay under the MapKure Agreements is $7.0 million, $3.5 million of which was paid in June 2019 and the remainder of which is to be paid in 2020, the Company has minimal ongoing financial obligations under the MapKure Agreements and expects to use its financial resources, including the proceeds raised from the offering, primarily to further the development of its later-stage proprietary product candidates. For the foregoing reasons, the Company does not believe that the MapKure Agreements are required to be filed as an exhibit to Amendment No. 1 because they are of a nature that would ordinarily accompany the kind of business conducted by the Company and the Company is not “substantially dependent” on these agreements within the meaning of subsection B of Item 601(b)(10)(ii) of Regulation S-K.

Ms. Aldave

Securities and Exchange Commission

July 19, 2019

License and collaboration agreements, page 127

8.	Please disclose the termination notice periods for the Nirogacestat and PD-0325901 license agreements.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 135 of Amendment No. 1 in response to the Staff’s comment.

General

9.	Please explain what you mean by "potentially registrational" trials, as referenced throughout the prospectus.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 106 of Amendment No. 1 in response to the Staff’s comment.

10.	Please revise throughout to remove any inference regarding regulatory approval or the safety and efficacy of your product candidates. We note, by way of example, the statement regarding the potential to offer a "best-in-class" combination of "tolerability and efficacy" on page 1 and elsewhere in the prospectus.

Response: The Company respectfully advises the Staff that it believes that certain of its product candidates have the potential to offer a best-in-class profile based on published data. Specifically, nirogacestat in desmoid tumors and mirdametinib in NF1-PN.

Regarding nirogacestat in desmoid tumors, a 2017 paper by Ran et al titled “y-Secretase inhibitors in cancer clinical trials are pharmacologically and functionally distinct1” reported that nirogacestat and BMS-906024 were the only two clinical-stage gamma secretase inhibitors (“GSIs”) tested (out of 6) that demonstrated potent and consistent inhibition of NOTCH substrates, which are key downstream targets of gamma secretase. Additional clinical characteristics that the Company believes contribute to nirogacestat’s potential best-in-class profile in oncology indications include (1) lack of brain exposure, (2) oral route of administration and (3) potentially favorable tolerability profile as compared to other GSIs, which have shown evidence of patient deaths (BMS-906024 study presented at ASCO 2018) and more severe/frequent gastrointestinal toxicity (multiple clinical studies with several agents). The Company believes that across the data published to-date, including in desmoid tumor patients that have been treated with the nirogacestat for up to 9 years (a duration that has not been matched by any GSI in any published study to-date), nirogacestat’s data set supports a claim of best-in-class potential.

Additionally, the Company believes that mirdametinib in NF1-PN has the potential to offer a best-in-class profile when compared to the other late-stage product candidate being developed for this patient population, selumetinib. This is due to mirdametinib’s potency and pharmacological profile, which enables a low dose and an intermittent dosing schedule that the Company believes has helped mirdametinib (at the dose and schedule that the Company is currently advancing in its clinical trials) to avoid serious off-target toxicities seen historically with MEK inhibitors. Tolerability and the ability to maintain patients on therapy is crucial in NF1-PN, given that these patients may require long-term treatment, which is likely to begin in early childhood. In addition, mirdametinib is the first MEK inhibitor to disclose positive data in adult and adolescent patients, and the first in any age cohort to disclose data using an intermittent schedule. Therefore the Company believes that the data from its Phase 2 clinical trial, such as (1) the 42% response rate and (2) the encouraging tolerability profile, with all adverse events being classified as Grade 1 or 2 (except for Grade 3 pain), support its belief that mirdametinib could offer a best-in-class profile for this patient population.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 107, 128 and 131 of Amendment No. 1, in regards to combinations where there are not yet clinical data published to support a best-in-class claim. Specifically, the Company has in these cases deleted references to “best-in-class”. Additionally, the Company has revised its disclosure on pages 1, 89, 105 and 124 of Amendment No. 1 to remove references that suggest that its product candidates will or are likely to receive regulatory approval by tying best-in-class to tolerability and efficacy. The Company further respectively informs the Staff that it understands that additional clinical trials will be needed to determine the safety and efficacy of the Company’s product candidates, the Company’s product candidates have not yet received regulatory approval and may not receive regulatory approval, if at all, prior to competing products, and competing therapies may ultimately reach market faster and have more favorable safety and efficacy profiles.

1: Kummar, 2017, journal of clinical oncology. https://ascopubs.org/doi/full/10.1200/JCO.2016.71.1994

Ms. Aldave

Securities and Exchange Commission

July 19, 2019

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame, Esq.

Laurie A. Burlingame, Esq.

Enclosures:

cc: Saqib Islam, SpringWorks Therapeutics, Inc.
Badreddin Edris, SpringWorks Therapeutics, Inc.

Michael V. Greco, SpringWorks Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Brent B. Siler, Esq., Cooley LLP

Divakar Gupta, Esq., Cooley LLP